EXHIBIT 12
McKESSON CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(In millions)	2007	2006	2005	2004	2003

Earnings:
Income (loss) from continuing operations before income taxes	$1,297	$1,171	$(266)	$869	$812

Adjustments:
Equity in net income of and dividends from equity investees	(17)	(15)	(4)	(1)	(6)
Fixed charges	141	133	159	158	165
Interest capitalized	(3)	(4)	(6)	(4)	(3)

Earnings as adjusted	$1,418	$1,285	$(117)	$1,022	$968

Fixed charges:
Interest expense (a)	$99	$94	$118	$120	$128
Portion of rental expense representative of the interest factor	39	35	35	34	34
Capitalized interest	3	4	6	4	3

Total fixed charges	$141	$133	$159	$158	$165

Ratio:
Ratio of earnings to fixed charges	10.1	9.7	(b)	6.5	5.9

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	Earnings for the year ended March 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $276 million for the ratio of earnings to fixed charges.